Exhibit 99.1

Canaan Inc. Receives Nasdaq Notification Regarding Minimum Bid Requirements

SINGAPORE, January 16, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that on January 14, 2026, it received a written notice (the "Notice") from the Nasdaq Stock Market LLC ("Nasdaq") indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price of its American depositary shares (the "ADSs") was below US$1.00 per share for the last 30 consecutive business days. The Nasdaq notification letter has no immediate effect on the listing or trading of the Company's securities on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar-day compliance period, or until July 13, 2026, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company's ADSs must meet or exceed US$1.00 per share for at least 10 consecutive business days during the 180-calendar-day compliance period.

In the event the Company does not regain compliance by July 13, 2026, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional time. To qualify, the Company must submit, no later than the expiration date, an on-line Transfer Application and submit a non-refundable US$5,000 application fee. The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary. As part of its review process, the staff of Nasdaq will make a determination of whether Nasdaq believes the Company will be able to cure this deficiency. Should the staff of Nasdaq conclude that the Company will not be able to cure the deficiency, or should the Company determine not to submit a transfer application or make the required representation, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company intends to continue monitoring the closing bid price of its ADSs and will take all reasonable measures in order to regain compliance with the Nasdaq minimum bid price requirement. The Company's ADSs will continue to be listed and trade on the Nasdaq Global Market during the compliance period, unaffected by the receipt of the Notice from Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com